Exhibit (n)(2)

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement of Saratoga Investment Corp. on this pre-effective amendment no. 2 to Form N-2 of our report dated May 7, 2025 with respect to the statements of assets and liabilities, including the schedules of investments, as of February 28, 2025 and February 29, 2024, and the related statements of operations, changes in net assets, and cash flows for the years ended February 28, 2025, February 29, 2024, and February 28, 2023, and the related notes to the financial statements of Saratoga Investment Corp. CLO 2013-1, Ltd. included in the Annual Report (Form 10-K) of Saratoga Investment Corp. for the year ended February 28, 2025.

We also consent to the reference to our firm under the headings “Independent Auditors” in the prospectus and "Part C – Other Information" in this Registration Statement.

/s/ CohnReznick LLP

Hartford, Connecticut

March 6, 2026